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Exhibit 12.1

Sabre Holdings Corporation
Computation of Ratio of Earnings
To Fixed Charges
Five Years Ended December 31, 2004
(in thousands)

	Years ended December 31
Earnings:	2004	2003	2002	2001	2000
Income from continuing operations before taxes (1)	$257,061	$127,377	$339,068	$34,010	$189,588
Minority interests in consolidated subsidiaries	(1,665)	365	(214)	(22,469)	(30,754)
(Income) loss from equity investees (2)	5,198	127	(17,346)	(18,041)	(20,849)
Income from continuing operations before taxes, minority interests and earnings from equity investees	260,594	127,869	321,508	(6,500)	137,985
Add: Total fixed charges (per below)	36,277	33,885	31,803	48,875	38,639
Distributed income of equity investees	16,376	19,145	18,411	5,195	6,979

Total earnings	$313,247	$180,899	$371,722	$47,570	$183,603

Fixed charges:
Interest expense	26,862	24,077	23,350	41,165	31,686
Estimate of interest within rental expense (3)	9,415	9,808	8,453	7,710	6,953

Total fixed charges	$36,277	$33,885	$31,803	$48,875	$38,639

Ratio of earnings to fixed charges	8.63	5.34	11.69	..97 (4)	4.75

(1)
Effective July 1, 2001, we sold our Outsourcing Business to Electronic Data Systems Corporation ("EDS"). We also entered into agreements with EDS for (i) EDS to manage our IT systems for 10-years (the "IT Outsourcing Agreement"), and (ii) to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for 2001 and 2000.

(2)
Income from equity investees, in 2002, contains $4 million on sale of France Telecom shares reported in non-operating income.

(3)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases) included in income from continuing operations.

(4)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by approximately $1 million.

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  Exhibit 12.1
Sabre Holdings Corporation Computation of Ratio of Earnings To Fixed Charges Five Years Ended December 31, 2004 (in thousands)